HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061
-------------

Will Hart

                                December 23, 2009

Laura Nicholson
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Synergy Resources Corporation
            Registration Statement on Form S-1
            File No. 333-161895

     Amendment No. 3 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated December 18, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letters.

1. Comment complied with. The registration statement has been revised such that the shares issuable upon the exercise of the presently outstanding Series A warrants will not be registered. Rather, any shares sold by the holders of the Series A warrants will be registered.

2. The Company will disclose in future filings the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the reports.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                               Very Truly Yours,

                               HART & TRINEN, L.L.P.


                               By /s/ William Hart
                                  --------------------------
                                      William T. Hart